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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               pcOrder.com, Inc.
                      (Name of Subject Company (issuer))

                               pcOrder.com, Inc.
                       (Name of Filing Person (issuer))

                Class A Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  70453H10-7
                     (CUSIP Number of Class of Securities)

                               Richard Friedman
                 Vice President, General Counsel and Secretary
                               pcOrder.com, Inc.
                            5001 Plaza on the Lake
                              Austin, Texas 78746
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

 Copies to Counsel to the Special Committee of the Board of pcOrder.com, Inc.
                              Henry Lesser, Esq.
                       Gray Cary Ware & Freidenrich LLP
                              400 Hamilton Avenue
                       Palo Alto, California 94301-1825

                           Calculation of Filing Fee
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|         Transaction valuation*       |          Amount of filing fee         |
|--------------------------------------|---------------------------------------|
|                                      |                                       |
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*Set forth the amount on which the filing fee is calculated and state how it was determined.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                       ---------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Filing Party:
             -------------------------------------------------------------------
Date Filed:
           ---------------------------------------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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Preliminary Communications filed as part of this Schedule.


1. Agreement and Plan for Merger, dated as of October 25, 2000, by and among Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. Schedules and similar attachments have not been filed. pcOrder will furnish supplementally a copy of any omitted schedule to the Commission upon request.

pcOrder security holders and any potential investors in pcOrder stock are advised to carefully read the tender offer/going private statement on Schedule TO, the solicitation/recommendation statement on Schedule 14D-9 and any other documents pcOrder or Trilogy files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by pcOrder or Trilogy at the SEC's website at www.sec.gov. These documents (when available) may also be obtained for free by contacting Tiffany O'Brien at pcOrder (512.684.1171) or Jeanne McNeil at Trilogy (512.794.5900).

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